Exhibit 99.1

Kingsway Announces Broad Settlement Ending Pennsylvania Litigation

TORONTO, Oct. 17, 2011 /CNW/ - (TSX: KFS, NYSE: KFS) Kingsway Financial Services Inc. ("Kingsway" or the "Company") today announced a settlement and release ending all legal disputes between the Company and the Pennsylvania Insurance Department (the "Department").  As previously disclosed, the Department sued the Company and twenty different charities on November 20, 2009, after Kingsway disposed of its interest in Walshire Assurance Company ("Walshire") and Lincoln General Insurance Company ("Lincoln General") in October 2009 by donating its Walshire shares to the charities.  On April 1, 2010, the Department's claims that the disposition was improper were dismissed, but the Department appealed to the Pennsylvania Supreme Court. The settlement between the parties was reached after nearly a year of negotiations and includes a mutual release of claims arising out of Kingsway's prior 100% ownership and renewed minority ownership, as described below, of Walshire and Lincoln General, as well as claims relating to the original disposition in October 2009.

Kingsway also announced that LGIC Holdings, LLC ("LGIC Holdings") has completed its previously announced acquisition of Walshire.  Regulatory approval for the change in control of Walshire was obtained October 6, 2011.  LGIC Holdings is a joint endeavor between Kingsway, the 49% owner member, and Tawa plc ("Tawa"), the 51% owner member.  Day-to-day management of Walshire and Lincoln General will be performed by the Tawa group subject to the oversight of the companies' boards of directors.  As a minority and non-controlling investor, Kingsway will not consolidate Walshire or Lincoln General but will account for its investment using the equity accounting method.  At closing, Kingsway also obtained releases from Walshire, Lincoln General and the twenty charities.

About the Company

Kingsway focuses on non-standard automobile insurance in the United States of America. The Company's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of the Company are listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol "KFS".

Forward Looking Statements

This press release includes "forward looking statements" that are subject to risks and uncertainties. Such forward looking statements relate to future events or performance, but reflect Kingsway management's current beliefs, based on information currently available.  A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward looking statements.  For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its 2010 Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators' website at www.sedar.com, on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov or through the Company's website at www.kingsway-financial.com. Except as expressly required by applicable securities law, the Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

%CIK: 0001072627

CO: Kingsway Financial Services Inc.

CNW 16:36e 17-OCT-11